SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                    FORM 11-K

              [X] ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934

                  For the Fiscal year ended: December 31, 2006

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from ____ to ____



                         Commission File Number: 1-12709



                      TOMPKINS TRUSTCO, INC. INVESTMENT AND
                              STOCK OWNERSHIP PLAN
                      -------------------------------------
                              (Full title of Plan)



                         TOMPKINS FINANCIAL CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)



                            P.O. Box 460, The Commons
                             Ithaca, New York 14851
                                 (607) 273-3210
                    (Address of principal executive offices)

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                                ITHACA, NEW YORK
                                ----------------

                          AUDITED FINANCIAL STATEMENTS
                          ----------------------------

                              SUPPLEMENTAL SCHEDULE
                              ---------------------

                                       AND
                                       ---

                        REPORT OF INDEPENDENT REGISTERED
                        --------------------------------
                             PUBLIC ACCOUNTING FIRM
                             ----------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------

                                    CONTENTS
                                    --------

AUDITED FINANCIAL STATEMENTS                                              PAGE
----------------------------                                              ----

     Report of Independent Registered Public Accounting Firm               3

     Statements of Net Assets Available for Benefits                       4

     Statements of Changes in Net Assets Available for Benefits            5

     Notes to Financial Statements                                         6


SUPPLEMENTAL SCHEDULE
---------------------

     Form 5500 - Schedule H - Part IV:

        Item 4i - Schedule of Assets Held for Investment Purposes
           at End of Year - December 31, 2006                             10

147 West Gray Street                                    [GRAPHIC OMITTED}
Suite 210                                          Mengel Metzger Barr & Co. LLP
P.O. Box 178                                                   MMB
Elmira, NY  14902                                  Certified Public Accountants
Phone  607/734-4183
Fax    607/733-3815
www.mengelmetzgerbarr.com

An Independent Member of the BDO Seidman Alliance
--------------------------------------------------------------------------------
Additional Offices / Hornell, New York / Ithaca, New York / Rochester, New York
--------------------------------------------------------------------------------


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


Audit Committee
Tompkins Trustco, Inc.
Investment and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Tompkins Trustco, Inc. Investment and Stock Ownership Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Investment and Stock Ownership Plan of Tompkins Trustco, Inc. as of and for the year ended December 31, 2005 were audited by other auditors who report dated June 23, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year - December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

                                /s/ Mengel, Metzger, Barr & Co. LLP
Elmira, New York
June 26, 2007

[LOGO OMITTED]
DANNIBLE & MCKEE, LLP
--------------------------------------------------------------------------------
Certified Public Accountants                 Financial Plaza, 221 S. Warren St.,
and Consultants                                    Syracuse, New York 13202-2687
                                               (315) 472-9127 Fax (315) 472-0026


                          Independent Auditor's Report
                          ----------------------------

                                                                   June 23, 2006

To the Compensation and Personnel Committee and Participants of
  Tompkins Trustco, Inc. Investment and Stock Ownership Plan

         We have audited the accompanying statement of net assets available for benefits of the Tompkins Trustco, Inc. Investment and Stock Ownership Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                              /s/ Dannible & McKee, LLP
                                              -------------------------
                                              Dannible & McKee, LLP
                                              Syracuse, New York

                                    - 3.1 -

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------


                                                                                 December 31,
                                                                          ----------------------------
                                                                              2006            2005
                                                                          ------------    ------------
ASSETS
------
  Investments, at fair value:
  Tompkins Trustco, Inc. common stock                                     $  6,950,759    $  6,369,978
  Mutual funds                                                              22,248,081      19,323,341
  Participant notes receivable                                                 755,101         700,752
                                                                          ------------    ------------
                                                  TOTAL INVESTMENTS         29,953,941      26,394,071

  Accrued income receivable                                                     14,235           9,946
  Participant contributions receivable                                         303,949         364,040
                                                                          ------------    ------------
                                                       TOTAL ASSETS         30,272,125      26,768,057

LIABILITIES
-----------
  Due to sponsor                                                                22,534              --
  Other liabilities                                                             15,508           9,055
                                                                          ------------    ------------
                                                  TOTAL LIABILITIES             38,042           9,055
                                                                          ------------    ------------
                                               NET ASSETS AVAILABLE
                                                       FOR BENEFITS       $ 30,234,083    $ 26,759,002
                                                                          ============    ============

The accompanying notes are an integral part of the financial statements.


                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------


                                                                                 Year ended December 31,
                                                                               ---------------------------
                                                                                   2006           2005
                                                                               ------------   ------------
ADDITIONS
---------
  Additions to net assets attributed to:
    Investment income:
      Dividends                                                                $    975,401   $    839,321
      Net appreciation (depreciation) in fair value of investments                1,558,118        (17,953)
      Participant note interest                                                      41,290         29,967
                                                                               ------------   ------------
                                                                                  2,574,809        851,335
    Contributions:
      Employer                                                                      951,645        870,792
      Participant                                                                 2,244,108      2,088,222
      Rollover                                                                       68,243         54,230
                                                                               ------------   ------------
                                                                                  3,263,996      3,013,244
  Transfer from Tompkins Trustco, Inc.
    Employee Stock Ownership Plan                                                   207,652        172,128
  Transfer from other plan                                                               --      1,027,041
                                                                               ------------   ------------
                                                             TOTAL ADDITIONS      6,046,457      5,063,748
DEDUCTIONS
----------
  Deductions from net assets attributed to:
    Benefits paid to participants                                                 2,571,376      2,070,359
                                                                               ------------   ------------
                                                            TOTAL DEDUCTIONS      2,571,376      2,070,359
                                                                               ------------   ------------

                                                                NET INCREASE      3,475,081      2,993,389
Net assets available for benefits
  at beginning of year                                                           26,759,002     23,765,613
                                                                               ------------   ------------
                                           NET ASSETS AVAILABLE FOR BENEFITS
                                                              AT END OF YEAR   $ 30,234,083   $ 26,759,002
                                                                               ============   ============

The accompanying notes are an integral part of the financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------


NOTE A:  DESCRIPTION OF PLAN
----------------------------

The following description of the Tompkins Trustco, Inc. Investment and Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
The Plan is a defined contribution plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Trustco, Inc.'s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Trust Department of Tompkins Trust Company is the Plan's Trustee. All investments of the Plan are participant directed.

Eligibility
-----------
All employees are eligible to begin voluntary contributions and receive matching contributions on the first day of the month coinciding with attaining the age of twenty-one. Employees are eligible for discretionary contributions on the first day of the month coinciding with completing one year of credited service and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and "On Call" employees are not eligible to participate.

Vesting
-------
Participants are immediately vested in all contributions and earnings thereon.

Contributions
-------------
Participants may contribute their entire eligible compensation, as defined, subject to certain Internal Revenue Service limitations. The Plan sponsor matching contributions are equal to 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors based on a percentage of the total compensation of all eligible participants during any plan year. Participants are given the opportunity to elect to receive in cash that portion of their allocation, which the Board shall designate as eligible for cash election for the Plan year, or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. The Board approved a 3% and 4% contribution for 2006 and 2005, respectively.

Participant notes receivable
----------------------------
Loans may be made to participants for a maximum of $50,000, but no more than 50% of the participant's vested account balance. The loans are secured by the balance of the participant's account and bear interest at the current prime rate published by the Wall Street Journal at the time of the loan. Principal and interest is paid through payroll deductions over a term of one to five years, except loans used to purchase a participant's principal residence which may exceed five years. Participants are limited to having no more than two loans outstanding at any given time.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                      NOTES TO FINANCIAL STATEMENTS, Cont'd
                      -------------------------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------


NOTE A:  DESCRIPTION OF PLAN, Cont'd
----------------------------

Diversification and transfers
-----------------------------
Under the Tompkins Trustco, Inc. Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account. The funds elected to be diversified are transferred to the Plan and invested into funds as chosen by the participant. During 2006 and 2005, participants transferred $207,652 and $172,128, respectively.

Participants' accounts
----------------------
Each participant's account is credited with the participant's elective deferral, an allocation of the Company's matching and discretionary contributions and allocation of plan earnings. Allocations of company contributions are based upon the participant's compensation and the allocations of plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Payment of benefits
-------------------
Upon termination of service, the participant's account is either maintained in the Plan, transferred to an individual retirement account in the participant's name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of accounting
-------------------
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
-------------------------------------------
The Plan's investments are stated at fair value. Mutual funds are valued at quoted market prices. The investment in Tompkins Trustco, Inc.'s common stock is valued at December 31, 2006 and 2005 at the market value as listed on the American Stock Exchange for publicly traded securities. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative expenses
-----------------------
The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements
-----------------------------------------------------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits
-------------------
Benefits are recorded when paid.

Reclassifications
-----------------
Certain 2005 amounts have been reclassified to conform with the 2006 presentation.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                      NOTES TO FINANCIAL STATEMENTS, Cont'd
                      -------------------------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------


NOTE C:  INVESTMENTS
--------------------

The following presents the fair value of investments and the net appreciation (depreciation) in fair value. Investments that represent 5% or more of the Plan's net assets are separately identified:

                                                              December 31,
                                                      ----------------------------
                                                          2006            2005
                                                      ------------    ------------
                                                       Fair value      Fair value
                                                         at end          at end
                                                         of year         of year
                                                      ------------    ------------
         Tompkins Trustco, Inc.  common stock         $  6,950,759    $  6,369,978
         Mutual funds:
           Wright Major Blue Chip                        3,597,770       3,193,068
           Wright Selected Blue Chip                     4,542,604       4,454,160
           Federated Prime Obligations                   2,891,269       2,352,817
           American Century Ultra                        2,024,075       1,970,569
           American Century International Growth         2,394,101       1,780,266
           Janus Enterprise Fund                         2,687,691       2,082,608
           Other                                         4,110,571       3,489,853
                                                      ------------    ------------
                                                        22,248,081      19,323,341

         Participant notes receivable                      755,101         700,752
                                                      ------------    ------------
                                                      $ 29,953,941    $ 26,394,071
                                                      ============    ============

The investments appreciated (depreciated) in fair value as follows:

                                                         Year ended December 31,
                                                      ----------------------------
                                                          2006            2005
                                                      ------------    ------------
         Tompkins Trustco, Inc. common stock          $    729,552    $   (523,668)
         Mutual funds                                      828,566         505,715
                                                      ------------    ------------
                                                      $  1,558,118    $    (17,953)
                                                      ============    ============

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                      NOTES TO FINANCIAL STATEMENTS, Cont'd
                      -------------------------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------

NOTE D:  TAX STATUS
-------------------

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated January 13, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

NOTE E:  PLAN TERMINATION
-------------------------

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the Plan document.

NOTE F:  TRANSACTIONS WITH PARTIES-IN-INTEREST
----------------------------------------------

Tompkins Trustco, Inc. is the Plan sponsor and the Trust Department of Tompkins Trust Company acts as trustee for the Plan's assets. In addition, the Plan invests in Tompkins Trustco, Inc. common stock which represents approximately 23% and 24% of net assets at December 31, 2006 and 2005, respectively.

NOTE G:  RISKS AND UNCERTAINTIES
--------------------------------

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

NOTE H:  TRANSFER FROM OTHER PLAN
---------------------------------

In 2005, Tompkins Insurance Agency, Inc., a division of Tompkins Trustco, Inc., purchased substantially all of the assets of Banfield & Associates, Inc. Banfield & Associates, Inc. operated a defined contribution plan known as Banfield & Associates, Inc. Profit Sharing and 401(k) Plan. Effective March 7, 2005, the Banfield & Associates, Inc. Profit Sharing and 401(k) Plan merged with the Tompkins Trustco, Inc. Investment and Stock Ownership Plan. Accordingly, Banfield & Associates, Inc. Profit Sharing and 401(k) Plan transferred in net assets of $1,027,041.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                      NOTES TO FINANCIAL STATEMENTS, Cont'd
                      -------------------------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------


NOTE I:  RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500
----------------------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

                                                                             December 31,
                                                                     ----------------------------
                                                                         2006            2005
                                                                     ------------    ------------
         Net assets available to benefits for the
           financial statements                                      $ 30,234,083    $ 26,759,002


         Less: participant contributions receivable                      (303,949)       (364,040)
                                                                     ------------    ------------
         Net assets available for benefits per Form 5500             $ 29,930,134    $ 26,394,962
                                                                     ============    ============

The following is a reconciliation of participant contributions per the financial statements to Form 5500:

                                                                        Year ended December 31,
                                                                     ----------------------------
                                                                         2006            2005
                                                                     ------------    ------------

         Participant contributions per the financial statements      $  2,244,108    $  2,088,222

         Add: prior year participant contribution receivable              364,040         330,894

         Less: current year participant contribution receivable          (303,949)       (364,040)
                                                                     ------------    ------------
         Participant contributions per the Form 5500                 $  2,304,199    $  2,055,076
                                                                     ============    ============

As discussed in Note A, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board of Directors shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. These elective deferrals are not made by the participant until the year subsequent of when the profit sharing percentage is approved. Therefore, these elective deferrals are accrued as a receivable to the Plan in the Plan year that the profit sharing is approved. However, these elective deferrals are considered in the relevant non-discrimination testing in the year that they are received by the Plan.

NOTE J:  SUBSEQUENT EVENT
-------------------------

On February 2, 2007, net assets of $2,324,135 from the AM&M Financial Services, Inc. Retirement and Savings Plan were merged into the Plan. Additionally, effective January 1, 2007, all employees of AM&M Financial Services, Inc. were eligible to participate in the Plan.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------


                              SUPPLEMENTAL SCHEDULE
                              ---------------------

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
                                 EIN: 16-1601018
                                 ---------------
                                   PLAN #: 002
                                   -----------

                        FORM 5500 - SCHEDULE H - PART IV
                        --------------------------------

            ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ---------------------------------------------------------
                       AT END OF YEAR - DECEMBER 31, 2006
                       ----------------------------------

   (a)                        (b)                                     (c)                            (e)
                                                           Description of investment,
  Party                                                 including maturity date, rate of
    in           Identity of issue, borrower,             interest, collateral, par or            Current
 interest           lessor or similar party                      maturity value                    value
-----------    --------------------------------------   ------------------------------------    -------------
    *          Tompkins Trustco, Inc.                    152,932 shares of common stock         $   6,950,759

               Mutual funds:
                 Federated Prime Obligations Fund              2,891,269 units                      2,891,269
                 American Century Ultra                           75,950 units                      2,024,075
                 Federated Growth Allocation                      84,580 units                      1,227,255
                 Federated Moderate Allocation                    83,622 units                      1,087,084
                 Janus Enterprise Fund                            56,643 units                      2,687,691
                 Wright Selected Blue Chip                       370,220 units                      4,542,604
                 Wright Major Blue Chip                          260,897 units                      3,597,770
                 American Century
                   International Growth                          191,375 units                      2,394,101
                 Federated Total Return Bond Fund                 80,055 units                        843,778
                 Wright Current Income Fund                      100,153 units                        952,454

               Participant notes receivable                       4.0% - 8.25%                        755,101
                                                                                                -------------

                                                                 TOTAL INVESTMENTS              $  29,953,941
                                                                                                =============

Note: Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN



                                       Administrator: TOMPKINS TRUST COMPANY


Date:  June 27, 2006                   By: /s/ FRANCIS M. FETSKO
                                           -------------------------------------
                                               Francis M. Fetsko
                                               Executive Vice President and
                                               Chief Financial Officer

Exhibit Number          Description                                      Page
------------------      ---------------------------------------------    -------

23.1                    Consent of Mengel, Metzger, Barr & Co. LLP
23.2                    Consent of Dannible & McKee